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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

               Taiwan Semiconductor Manufacturing Company Limited
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                                (Name of Issuer)

                     Common Stock, par value NT$10 per share
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                         (Title of Class of Securities)

                                   874039-10-0
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                                 (CUSIP Number)

                          Annual Reporting Requirement
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              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]     Rule 13d-1(b)

         [ ]     Rule 13d-1(c)

         [x]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 874039-10-0
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     1.  Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Koninklijke Philips Electronics N.V.
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     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) NOT APPLICABLE

         (b) NOT APPLICABLE
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     3. SEC Use Only
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     4. Citizenship or Place of Organization     The Netherlands
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   Number of           5.   Sole Voting Power         4,187,989,024
    Shares           -----------------------------------------------------------
 Beneficially          6.   Shared Voting Power       0
Owned by Each        -----------------------------------------------------------
  Reporting            7.   Sole Dispositive Power    4,187,989,024
 Person With         -----------------------------------------------------------
                       8.   Shared Dispositive Power  0
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     9. Aggregate Amount Beneficially Owned by Each Reporting Person
        4,187,989,024
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     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
         Instructions)
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     11. Percent of Class Represented by Amount in Row (9)
         16.22%
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     12. Type of Reporting Person (See Instructions)   CO/HC
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         This Amendment No. 3 to Schedule 13G amends and restates in their entirety Items 4, 6 and 7 of the Schedule 13G of Koninklijke Philips Electronics N.V. ("Philips") dated February 3, 1998 and amended on February 13, 2004 and February 6, 2006 (together with this Amendment No. 3, the "Schedule 13G"). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13G as first filed on February 3, 1998.

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ITEM 4.  OWNERSHIP.

         The percentage interest in the Issuer deemed pursuant to the Act to be held by Philips presented below is based on 25,825,840,000 shares of common stock outstanding as of September 30, 2006 according to the Report on Form 6-K filed by the Issuer on October 31, 2006 (the "Outstanding Shares").

     (a) Amount beneficially owned: Philips beneficially owns 4,187,989,024 shares.

     (b)  Percent of class: 16.22% of the Outstanding Shares.

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote: 4,187,989,024 shares.

          (ii)  Shared power to vote or to direct the vote: 0

          (iii) Sole power to dispose or to direct the disposition of:
                4,187,989,024 shares.

          (iv)  Shared power to dispose or to direct the disposition of: 0

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable.








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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 17, 2007                 KONINKLIJKE PHILIPS ELECTRONICS N.V.


                                         By:  /s/ E. P. Coutinho
                                         ---------------------------------------
                                         Name:    E. P. Coutinho
                                         Title:   General Secretary and
                                                  Chief Legal Officer